Exhibit 99.1

CHINA SUNERGY ANNOUNCES APPOINTMENT OF ZHIFANG CAI
AS CHIEF EXECUTIVE OFFICER

NANJING, China, March 15, 2010 /PRNewswire via COMTEX/ -- China Sunergy Co., Ltd. (''China Sunergy'') (Nasdaq: CSUN), a specialized solar cell manufacturer based in Nanjing, China, today announced the appointment of Mr. Stephen Zhifang Cai as Chief Executive Officer. Mr. Allen Wang, China Sunergy's former CEO, tendered his resignation from the Company for personal reasons.

Mr. Cai, with extensive operational, management and technological experience, brings a high level of directly relevant knowledge to China Sunergy given his previously successful management of key strategic projects. Mr. Cai’s positions have included Director of China Electric Equipment Group, CEO of CEEG PV Business, Chairman of CEEG Shanghai Science and Technology, and management roles at DuPont China and the Shanghai Institute of Chemical Fiber.

"I firmly believe Stephen Cai will be a valuable member of our team here at China Sunergy. The diverse operational and management expertise he possesses, and his many years in leadership roles in dynamic organizations, will allow him to contribute effectively and significantly to our Company,” commented Mr. Tingxiu Lu, Chairman of China Sunergy. “Especially as the solar sector undergoes such significant changes regarding corporate strategy and market conditions, I look forward to working together as we drive China Sunergy’s business forward and take advantage of existing business opportunities. I would like to thank Allen for his years of leadership and unwavering commitment to China Sunergy, and wish him the best going forward.”

“I am excited about this opportunity and keen to apply my knowledge and experience to China Sunergy,” remarked Mr. Cai. “Along with the rest of the management team, I look forward to focusing on China Sunergy’s strategic initiatives to create value for our customers and shareholders.”

Mr. Cai received his MBA degree from Fudan University. He also received his Bachelor degree in Chemical Fiber from the East China Institute of Textile Science and Technology.

About China Sunergy Co. Ltd
China Sunergy Co., Ltd. (Nasdaq: CSUN) ("China Sunergy") is a specialized manufacturer of solar cell products in China. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit http://www.chinasunergy.com .

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements and are based on current expectations, assumptions, estimates and projections about the company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials and other risks detailed in the company’s filings with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.